Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, Fourth Floor
Milwaukee, Wisconsin 53202

March __, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
DSM Small-Mid Cap Growth Fund (S000040228)

Dear Mr. Minore:

This correspondence is being filed in response to your March 1, 2013 comments, provided to Eric W. Pinciss, Esq. of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 485 to its registration statement.  PEA No. 485 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 11, 2013, and is designated to become effective on March 27, 2013.  The purpose of PEA No. 485 was to add a new series of the Trust, DSM Small-Mid Cap Growth Fund (the “Fund”), with two classes, an institutional and retail class, each with its own Prospectus.  The Trust is filing this correspondence with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, to both Prospectuses.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

The Trust’s responses to your comments are as follows:

1.
In the Fees and Expenses table on page 1 of the Summary Section of the Fund’s Prospectus, Acquired Fund Fees and Expenses (“AFFE”) are not identified as a line item.  Confirm that Acquired Fund Fees and Expenses will come in at less than 1 basis percentage point in the next 12 months.

After confirming with DSM Capital Partners, LLC (the “Advisor”), the Trust responds that AFFE is not expected to exceed 0.01%.  Accordingly, no line item has been added to either of the Fund’s Fees and Expenses tables.

2.	Please file the Advisor’s Operating Expense Limitation Agreement as an Exhibit to the Fund’s 485BPOS filing.

The Trust responds by affirming that the “Amended Operating Expenses Limitation Agreement” is filed herewith as an exhibit to this post-effective amendment to the Trust’s registration statement.

3.
Under the “Principal Investment Strategies” on page 3 of the Summary Section, you state that the Fund may invest in issuances by small and mid capitalization companies.  Please clarify whether “companies” include REITs and MLPs, and if so, what type (i.e., mortgage, property, or others, and include related risk disclosure).

After confirming with the Advisor, the Trust responds by stating that the Fund will not be investing in REITs and MLPs.

4.
In the “Principal Investment Strategies” section on page 4 of the Fund’s Prospectus, a small and mid-sized capitalization company is defined as one that has a market capitalization between $500 million and $10 billion at the time of purchase.  Please note that although the Fund would not necessarily sell those securities if they fall below this range, the Fund may need to make future investments in securities within this range to get back into compliance.

The Trust acknowledges that in the event less than 80% of the Fund’s net assets are not comprised of securities within the stated small and mid capitalization range due to market appreciation/depreciation, it may be required to ensure that any new investments by the Fund are within the range set forth in the Prospectus for these securities.

5.	Please add specific sector risk disclosure about any specific sector in which the Fund expects to invest at or greater than 25% in that sector.

After confirming with the Advisor, the Trust responds by adding investment strategy and risk disclosure for the Fund’s investment in the consumer discretionary sector.

6.	Under the header Management Process, explain whether the three-year investment horizon used by the Advisor is “equal to” or a “minimum of” three years.

The Trust has made this suggested change, explaining that the three-year investment horizon used by the Advisor is a “minimum” of three years.

Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

7.	In the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts,” please consider removing the term “SMID” from the name of the Composite.

The Trust has made this suggested change.

8.
The last sentence of the third paragraph of the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts” lists exceptions to accounts included in the SMID Composite.  These carve-outs should be accompanied by a plain English description explaining why accounts listed in (a) and (b) were not included.  Please represent that the exclusion of accounts would not cause the Composite representation to be misleading.

After confirming with the Advisor, the Trust responds by revising the language in this section to describe, in plain English, why these accounts were not included in the Composite.  The Trust believes that the exclusion of these accounts does not render the Composite to be misleading.  Rather, inclusion of such accounts would cause the composite to be misleading, as the variations to those accounts cause them to have different performance.

9.
The fourth paragraph of the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts” indicates that performance figures do not reflect the deduction of investment advisory fees actually charged, but a model advisory fee.  Please explain why a model instead of an actual advisory fee was used.  Additionally, the Fund must disclose that the model advisory and annual fees are higher than the actual fees for each year in the Composite.

After confirming with the Advisor, the Trust responds by stating that a model fee of 1% was used as it was higher, or equal to, the highest fee charged by the Advisor on accounts in the Composite and has added disclosure to the Prospectus to this effect.

10.
In the fourth paragraph of the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts,” please explain in plain English why other expenses of the partnership, such as administration and accounting were not included in calculating the post-fee performance.  If applicable, please disclose whether model fees and expenses were used rather than actual fees and expenses.  Additionally, please state whether the model fees and expenses are higher than the actual fees and expenses.

After confirming with the Advisor, the Trust responds by stating that the Composite was prepared in accordance with GIPS, whereby net-of-fees returns must reflect the deduction of transaction expenses and investment management fees only.  Other fees, including administrative costs and custody charges are not deducted from net-of-fees (or gross-of-fees) returns under GIPS for this type of partnership.

11.
In the fourth paragraph of the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts,” beginning on page 11, please delete “cash flow” and replace the term “de minimis” with “not material.”

The Trust has made the suggested changes.

Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

12.
In the last sentence of the fourth paragraph of the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts,” please clarify how the sentence is consistent with clause (a) which excludes accounts experiencing cash flow greater than 15%.  Please reconcile this sentence which appears to be inconsistent with the methodology in the preceding paragraph.

After confirming with the Advisor, the Trust responds by clarifying that the last sentence of the fourth paragraph was a reference to the non-exclusion of the account of the partnership which, despite having a significant cash flow into the partnership, was not excluded from the Composite as it was the only account in the Composite during this period.  The trust has added disclosure to this effect in the third paragraph of this section.

13.
In the second and third sentence of the fifth paragraph of the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts,” please explain in plain English what is meant by the terms “time-weighted” and “asset-weighted.”  Additionally, clarify the significance that the results are based on beginning-of-period assets values and that valuation is on a trade-date basis.

The Trust has made this suggested change.

14.
The fifth paragraph of the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts” states that performance returns are shown “pre-fee.”  Please note that generally all results must be presented “post-fee.”  Explain why it is appropriate to include pre-fee performance.  Additionally, if only disclosing one set of returns in the prospectus, those returns must be “post-fee.”  (The Trust is permitted to include additional information displaying pre-fee performance or any other beneficial information.)

The Trust has made this suggested change.

15.
In the last sentence of the fifth paragraph of the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts,” please confirm that the inclusion of custody fees is consistent with Global Investment Performance Standards.

After confirming with the Advisor, the Trust responds by stating that the inclusion of custody fees is consistent with Global Investment Performance Standards.

16.
On page 12, under the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts,” it states that “the Composite does not reflect any sales loads or placement fees.”  Please clarify whether this sentence contradicts the previous paragraph that states that “Pre-fee results include the effect of commissions....”

After confirming with the Advisor, the Trust responds by removing the referenced sentence.

Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

17.
On page 12, in the paragraph beginning, “Consequently…” under the section titled “The Advisor’s Prior Performance of Substantially Similar Accounts,” please revise the last sentence to read as follows:

In addition, the operating expenses incurred in the Composite were lower than the anticipated operating expenses of the Fund, and, accordingly, the performance results of the Composite are greater than what the Fund’s performance would have been, had the Fund’s operating expenses been given effect.

The Trust has made this suggested change.

18.	In the Average Annual Total Returns Table on page 12, please provide disclosure indicating whether the returns are “pre-tax.”

After confirming with the Advisor, the Trust has noted that the returns are pre-tax and has added disclosure accordingly.

19.
In the Average Annual Total Returns Table on page 12, please indicate in the footnote whether the Fund’s performance will be benchmarked against the Russell 2500 Growth Index.  If not, please state why it is an appropriate benchmark for the Composite, but not the Fund.  If applicable, please insert an additional footnote clarifying that the Fund will be utilizing a different benchmark index and explain the rationale.

After confirming with the Advisor, the Trust has noted that the Russell 2500 Growth Total Return Index is the Fund’s performance benchmark index and has made the necessary changes to reflect this.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP